                                PROSPECTUS SUPPLEMENT FILED UNDER RULE 424(b)(5)
                                                              FILE NO. 333-16869

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1999

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 12, 1996)
LOGO CCSP01 APPEARS HERE

                                  $300,000,000

                        Crown Cork & Seal Company, Inc.

                                % Notes due 2002

                                   ---------

  The notes will mature on      , 2002. Interest on the notes is payable
semiannually on       and       of each year, beginning      , 2000. We cannot
redeem the notes prior to their maturity. There is no sinking fund.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ---------

                                     Per Note Total
                                     -------- ------
Public Offering Price                      %  $
Underwriting Discount                      %  $
Proceeds to Crown (before expenses)        %  $

  Interest on the notes will accrue from      , 1999 to date of delivery.

                                   ---------

  The underwriters are offering the notes subject to various conditions. The
underwriters expect to deliver the notes to purchasers on or about      , 1999.

                                   ---------

Salomon Smith Barney
         Chase Securities Inc.
                   J.P. Morgan & Co.
                           Banc of America Securities LLC
                                    Goldman, Sachs & Co.

     , 1999

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or, with respect to information incorporated by reference, as of the date of that information.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
                            Prospectus Supplement
The Company..............................................................  S-3
Use Of Proceeds..........................................................  S-4
Capitalization...........................................................  S-5
Summary Historical Financial Information.................................  S-6
Ratio Of Earnings To Fixed Charges.......................................  S-7
Management's Discussion And Analysis Of Financial Condition And Results
 Of Operations...........................................................  S-8
Description Of The Notes................................................. S-12
Underwriting............................................................. S-13
Legal Matters............................................................ S-14
Experts.................................................................. S-14
                                  Prospectus
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    3
The Company..............................................................    3
The Subsidiary Issuers...................................................    3
Use of Proceeds..........................................................    4
Description of Debt Securities and Guarantees............................    5
Taxation.................................................................   23
Plan of Distribution.....................................................   27
Legal Matters............................................................   28
Experts..................................................................   28

   This prospectus supplement and certain documents incorporated herein contain certain forward looking information and statements which we have made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" can be identified by words, such as "believes," "estimates," "anticipates," "expects" and other words of similar meaning in connection with a discussion of future operating or financial performance. We cannot assure you that we will attain the results indicated in this prospectus supplement and such incorporated documents. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. We have included important factors that may cause actual results to differ materially from the results indicated in this prospectus supplement in our Annual Report on Form 10-K for the year ended December 31, 1998 within Part II, Item 7 on file with the SEC. Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

   In this prospectus supplement, we refer to Crown Cork & Seal Company, Inc. and its wholly owned subsidiaries as "we," "our," "Crown" or the "Company" unless the context clearly indicates otherwise. The term "notes" refers to the
 % Notes due 2002.

                                  THE COMPANY

   We are the world's leading manufacturer of packaging products for consumer goods. We believe that we are well positioned within our industry, and have the ability to supply food, beverage and aerosol containers and other products to multinational consumer marketing companies on a global scale. In 1998, Crown generated consolidated net sales of $8.3 billion. Approximately 60% of our 1998 net sales were derived from operations outside the United States, with about 72% of the non-U.S. revenues generated in Europe. The Company operated 223 plants in 49 countries and employed approximately 38,000 people at the end of 1998.

   Our products include steel and aluminum cans for food, beverage, household and other consumer products; plastic containers for beverage, processed food, household, personal care and other products; metal and plastic packaging products for health and beauty care applications including cosmetics, fragrances and pharmaceuticals; metal specialty, promotional and industrial packaging products; a wide variety of metal and plastic caps, crowns, closures, pumps and dispensing systems, and canmaking equipment.

   Under current management, the Company has pursued a strategy of growth by acquisition within the global packaging industry. From 1989 through 1996, Crown completed over twenty acquisitions of companies with aggregate net sales of approximately $8 billion. Our largest acquisitions over the period included CarnaudMetalbox (February 1996), Van Dorn Company (April 1993), CONSTAR International (October 1992), Continental Can International (May 1991), Continental Can's U.S. food and beverage can businesses (July 1990) and Continental Can Canada (December 1989). This strategy has contributed to an increase in our net sales from $1.9 billion in 1989 to $8.3 billion in 1998. Crown believes its acquisition strategy has resulted in numerous benefits, including, among others, improved market positions, product and geographic diversification, leading research and development capabilities and cost savings. The Company believes that the on-going rationalization of excess or inefficient capacity within the global packaging industry, particularly in the core mature markets served by Crown, has improved asset utilization.

   Our acquisition strategy has left us well positioned to serve the needs of leading multinational and regional consumer marketers as well as those of thousands of local customers around the world. The Company has built an infrastructure from which we can continue to grow and cut costs, and we are now focusing on improving the return on invested capital of our existing businesses.

   The Company believes its recent restructuring and investment programs have established a modern and efficient asset base. Crown continually reviews its operations, including the appropriate number, size and location of plants, emphasizing service to customers and operating efficiency. Crown frequently evaluates strategic opportunities. Although we have no pending understandings or agreements with respect to significant acquisitions or dispositions, we may from time to time pursue additional acquisitions and may decide to dispose of certain businesses. Such acquisitions or dispositions could be material.

   The Company was founded in 1892 and is a Pennsylvania corporation. The main executive offices of the Company are located at One Crown Way, Philadelphia, PA 19154-4599 and the telephone number at such address is (215) 698-5100.

                                USE OF PROCEEDS

   We intend to use the net proceeds, estimated to be approximately $298.6 million, to repay commercial paper, which bears average interest rates ranging between 5.05% and 6.05%. Borrowings under the commercial paper program were utilized for general corporate purposes.

                                 CAPITALIZATION

   We have provided in the table below our unaudited consolidated capitalization as of June 30, 1999, and as adjusted to give effect to the issuance of the notes and the application of the net proceeds from that issuance as described in "Use of Proceeds." For additional information as to the capitalization of the Company, see "Summary Historical Financial Information" and the consolidated financial statements of the Company and the related notes thereto incorporated by reference herein.

                                                              June 30, 1999
                                                               (Unaudited)
                                                            -------------------
                                                            Actual  As Adjusted
                                                            ------  -----------
                                                               (Dollars in
                                                                millions)
      Short-Term Debt
        Commercial paper and notes payable (1)(2).......... $2,793    $2,494
        Current portion of long-term debt..................     54        54
                                                            ------    ------
            Total short-term debt.......................... $2,847    $2,548
                                                            ------    ------
      Long-Term Debt
        Debt Securities offered hereby..................... $  --     $  300
        Commercial paper (1)(2)............................    700       700
        Senior notes and debentures
          6.75% due 2003...................................    200       200
          6.75% due 2003 (3)...............................    400       400
          8.38% due 2005...................................    300       300
          7.00% due 2006 (3)...............................    300       300
          8.00% due 2023...................................    200       200
          7.38% due 2026...................................    350       350
          7.50% due 2096...................................    150       150
        Perpetual notes....................................     27        27
        Private placement..................................    205       205
        Other indebtedness.................................    294       294
        Less amounts due within one year...................    (54)      (54)
                                                            ------    ------
            Total long-term debt........................... $3,072    $3,372
        Cash and cash equivalents..........................   (203)     (203)
                                                            ------    ------
            Total debt, net of cash and cash equivalents... $5,716    $5,717
      Minority Interests...................................    275       275
      Shareholders' Equity.................................  2,824     2,824
                                                            ------    ------
            Total Capitalization........................... $8,815    $8,816
                                                            ======    ======

--------
(1) At June 30, 1999 and December 31, 1998, $700 of commercial paper was reported as long-term, reflecting the Company's intent and ability to refinance these borrowings on a long-term basis through committed credit facilities.
(2) A committed $2.5 billion multicurrency revolving credit facility with a maturity of February 4, 2002 is available to support the commercial paper programs and short-term financing needs. The agreement contains certain financial covenants related to leverage and interest coverage. At June 30, 1999, $543 was drawn under this facility.
(3) On December 12, 1996, two wholly-owned finance subsidiaries, located in the United Kingdom and France, sold public debt securities which were fully guaranteed by the Company. The offerings by the subsidiaries, amounting to $700, were simultaneously converted into fixed rate 8.28% Sterling and 5.75% French Franc obligations through interest rate and currency swaps with various counterparties.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

   We have provided in the table below summary consolidated historical financial data. We have derived the summary of operations and other data for each of the years in the three-year period ended December 31, 1998, and the balance sheet data as of December 31 for each of the three years ended December 31, 1998, 1997 and 1996 from our audited consolidated financial statements. We have derived the summary of operations and other data for each of the six-month periods ended June 30, 1999 and 1998 and the balance sheet data as of June 30, 1999 and 1998 from our unaudited consolidated financial statements. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                    Six Months
                                  Ended June 30,          Year Ended
                                    (Unaudited)          December 31,
                                  ----------------  -------------------------
                                   1999     1998     1998     1997     1996
                                  -------  -------  -------  -------  -------
                                           (Dollars in millions)
Summary of Operations
Net sales........................ $ 3,791  $ 4,137  $ 8,300  $ 8,495  $ 8,332
Costs, expenses and other income
 Cost of products sold (excluding
  depreciation and
  amortization)..................   2,947    3,229    6,527    6,708    6,733
 Depreciation and amortization...     264      273      533      540      496
 Selling and administrative
  expense........................     182      191      379      414      387
 Provision for restructuring and
  other charges..................     --       --       304       67       40
 Gain on sale of assets..........      (4)     --       --       (38)     (24)
 Interest expense................     184      198      408      379      328
 Interest income.................     (14)     (20)     (45)     (39)     (22)
 Translation and exchange
  adjustments....................      10        7       14        7      (37)
                                  -------  -------  -------  -------  -------
                                    3,569    3,878    8,120    8,038    7,901
                                  -------  -------  -------  -------  -------
Income before income taxes and
 cumulative effect of accounting
 change..........................     222      259      180      457      431
 Provision for income taxes......      83       93       74      148      134
                                  -------  -------  -------  -------  -------
Income from operations before
 cumulative effect of accounting
 change..........................     139      166      106      309      297
 Minority interest, net of equity
  earnings.......................     (10)       1       (1)      (7)     (13)
                                  -------  -------  -------  -------  -------
Net income before cumulative
 effect of accounting changes....     129      167      105      302      284
 Cumulative effect of accounting
  change net of tax (1)..........     --       --       --        (8)     --
                                  -------  -------  -------  -------  -------
Net income (2)...................     129      167      105      294      284
 Preferred stock dividends.......       8        9       17       23       20
                                  -------  -------  -------  -------  -------
Net income available for common
 shareholders.................... $   121  $   158  $    88  $   271  $   264
                                  =======  =======  =======  =======  =======
Other Data
 EBITDA (3)...................... $   656  $   710  $ 1,380  $ 1,404  $ 1,273
 Capital expenditures............     178      237      487      515      631
 EBITDA as a percentage of net
  sales..........................    17.3%    17.2%    16.6%    16.5%    15.3%
 Selling and administrative
  expense as a percentage of net
  sales..........................     4.8      4.6      4.6      4.9      4.6
 Total debt as a percentage of
  total capitalization (4).......    64.8     62.1     62.3     56.1     56.4
Financial Position
 Total Assets.................... $12,124  $12,891  $12,469  $12,306  $12,590
 Working capital.................  (1,423)  (1,320)  (1,542)    (902)    (371)
 Total debt......................   5,919    5,961    5,654    5,085    5,078
 Shareholders' equity............   2,824    3,229    2,975    3,529    3,563

--------
(1) The cumulative effect of accounting changes resulted from the adoption by the Company of EITF bulletin 97-13 in 1997.
(2) Amounts for the years ended 1998, 1997 and 1996 include after-tax adjustments for restructuring of $127, $43, and $32, respectively. Net income for 1998 also includes an after-tax charge for litigation of $78.
(3) "EBITDA" is defined as income before income taxes and cumulative effect of accounting change, plus depreciation and amortization, provision for restructuring and other charges and interest expense, minus interest income. EBITDA is presented solely as a supplement to the other information provided above. EBITDA is not a substitute for operating and cash flow data as determined in accordance with generally accepted accounting principles.
(4) Total capitalization includes total debt (net of cash and cash equivalents), minority interests and shareholders' equity.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table shows the Company's ratio of earnings to fixed charges for each of the past three years and the six months ended June 30, 1999 and 1998.

                            Six Months Ended
                                June 30,          Year Ended December 31,
                            -------------------   ---------------------------
                              1999       1998      1998      1997      1996
                            --------   --------   -------   -------   -------
Ratio of earnings to fixed
 charges (1) (2)...........      2.0x       2.1x      1.3x      2.0x      2.1x

--------
(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, minority interests, equity in earnings of affiliates and cumulative effect of accounting changes plus fixed charges (exclusive of interest capitalized during the period and preferred stock dividend requirements), amortization of interest previously capitalized and distributed income from less-than-50%-owned companies. Fixed charges include interest incurred, preferred stock dividend requirements, amortization of debt issue costs and the portion of rental expense that is deemed representative of an interest factor.
(2) Special items (material nonrecurring items) consisting of restructuring charges, settlement of legal matters, gains on asset sales and certain foreign exchange adjustments have impacted the ratio of earnings to fixed charges in the three years ended 1998, 1997 and 1996. Earnings as defined in (1) above would have been increased (reduced) by the following special items: (i) restructuring and other charges of $304 in 1998, (ii) restructuring charges of $67 and a gain on the sale of assets of ($38) in 1997, and (iii) restructuring charges of $40, a gain on the sale of assets of ($24) and a foreign exchange gain on the Company's acquisition financing, denominated in French Francs, of ($42) in 1996. Excluding these special items, the ratio of earnings to fixed charges would have been 2.0x in 1998, 2.1x in 1997 and 2.0x in 1996.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

  (in millions, except share, per share, employee, shareholder and statistical data)

Introduction

   The following discussion presents management's analysis of the results of operations for the three and six months ended June 30, 1999, compared to the corresponding periods in 1998 and the changes in financial condition and liquidity from December 31, 1998. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, along with the consolidated financial statements and related notes included in and referred to within the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

   All per share information is computed using average common shares outstanding, assuming dilution.

                             Results of Operations

Net Income and Earnings Per Share

   Net income available to common shareholders for the quarter ended June 30, 1999 was $95.7, a decrease of $25.9 or 21.3% when compared to the prior year amount of $121.6. Earnings per common share decreased $.18 or 18.9% to $.77 from $.95 a year earlier and also reflects a 2.1% decline in average common shares outstanding, resulting primarily from the March 1998 repurchase of shares from Compagnie Generale d'Industrie et de Participations (CGIP).

Net Sales

   Net sales in the quarter decreased $247.6 or 11.0% to $1,997.4 from $2,245.0 in 1998 due primarily to the pass-through of lower raw material costs, business divestitures, foreign currency translation, and lower overall volumes for metal packaging. Excluding the effects of lower raw material costs, business divestitures and foreign currency translation, net sales would have been 6.0% lower than in the second quarter of 1998. Sales from U.S. operations decreased by 10.9% and those in non-U.S. markets decreased 11.1%. U.S. sales accounted for approximately 41% of consolidated net sales in the second quarter of both 1999 and 1998. Sales of beverage cans and ends as a percentage of consolidated net sales represented 32.4% in the second quarter of 1999 compared to 32.7% in the second quarter of 1998 while sales of food cans and ends increased in the second quarter to 29.5% from 28.4% in the second quarter of 1998. Sales of plastic closures and plastic containers represented 15.7% of consolidated net sales in the second quarter of 1999 versus 16.0% for the same period of 1998.

   An analysis of comparative net sales by operating division follows:

                                Net Sales              Percentage Change
                   ----------------------------------- ---------------------
                    Second Quarter   Six Months Ended
                   ----------------- -----------------  Second        Six
                     1999     1998     1999     1998    Quarter      Months
                   -------- -------- -------- -------- ---------    --------
Divisions:
Americas.......... $  981.4 $1,099.1 $1,852.0 $2,025.9      (10.7%)      (8.6%)
Europe............    929.6  1,054.1  1,764.8  1,944.5      (11.8%)      (9.2%)
Asia-Pacific......     86.4     91.7    174.2    166.8       (5.8%)       4.4%
Other.............                .1                .2
                   -------- -------- -------- --------
                   $1,997.4 $2,245.0 $3,791.0 $4,137.4      (11.0%)      (8.4%)
                   ======== ======== ======== ========

   Net sales in the Americas Division decreased by $117.7 and $173.9 for the three and six months ended June 30, 1999 as compared to the same periods in 1998. The decrease in the second quarter was primarily due to (i) the pass-through of certain lower raw material costs which amounted to $38, (ii) unfavorable foreign currency translation and (iii) sales unit volume decreases in beverage cans, food cans and aerosol cans partially offset by sales unit volume increases in plastic beverage closures and plastic beverage containers. Beverage can volumes were down 8.4% throughout the division as a result of the Company's decision to selectively prune its account base following restructuring activities and weak economic conditions in South America following Brazil's January currency devaluation.

   Net sales in the European Division decreased $124.5 and $179.7 for the three and six months ended June 30, 1999. The decrease in the second quarter was due to (i) the general weakening of most European currencies against the U.S. dollar with the impact of translation reducing net sales by $23 in the quarter,
(ii) the divestiture of the non-personal care HDPE plastic container business which accounted for $19 of second quarter 1998 net sales, (iii) the sale of the majority of our South African operations which accounted for $15 of second quarter 1998 net sales, (iv) the pass-through of certain lower raw material costs amounting to $20 and (v) decreased sales unit volumes in aerosol cans and plastic closures. Food can volumes were down approximately 1% in the quarter as volume weakness in the UK and Eastern Europe offset volume growth in Western Europe. Strong beverage can demand in Spain and Greece coupled with increased sales unit volumes of beer cans in the UK offset beverage can market disruptions in Northwest Europe.

   Net sales in the Asia-Pacific Division decreased $5.3 in the second quarter but are still $7.4 ahead in the six months ended June 30, 1999 compared to the prior year. The decrease in second quarter sales is primarily a result of selling price reductions throughout the region which eroded the benefits of increased volumes in many product lines. Food can volumes were up over 30% in the quarter as sales of seafood, fruit and vegetable cans were very strong in Thailand. Thailand has remained very price competitive in the region despite the strengthening of the Thai Baht. Beverage can volumes were down in the quarter due to lower customer requirements in Singapore and Malaysia offset by volume gains in China and Vietnam.

Cost of Products Sold

   Cost of products sold, excluding depreciation and amortization, was $1,529.0 for the quarter ended June 30, 1999, a decrease of $198.2 or 11.5% compared to $1,727.2 for the same period in 1998. The decrease reflects (i) lower raw material costs, (ii) the effect of foreign currency translation, (iii) cost savings from restructuring programs and (iv) lower sales unit volumes across several product lines.

   As a percentage of net sales, cost of products sold was 76.5% compared to 76.9% for the second quarter of 1998. The improvement in gross margin as a percentage to net sales is due primarily to the benefits derived from the Company's continuing cost containment and restructuring programs, offset to some extent by competitive influences on selling prices across many product lines.

Selling and Administrative

   Selling and administrative expenses for the quarter ended June 30, 1999 were $91.0, a decrease of $2.2 or 2.4% from the second quarter of 1998. As a percentage of net sales, selling and administrative expenses, excluding depreciation, were 4.6% in the second quarter as compared to 4.2% for the same period of 1998. The decrease in 1999 costs is directly related to the continuing rationalization of these costs throughout the Company. The increase in these costs as a percentage to net sales in 1999 reflects lower sales compared to 1998 as discussed above.

Operating Income

   For the quarter ended June 30, 1999, consolidated operating income decreased $42.1 to $246.4 from $288.5 at June 30, 1998. Operating income as a percentage to net sales was 12.3% for the second quarter of 1999 as compared to 12.9% in 1998. An analysis of operating income by operating division follows:

                           Operating Income              Percentage Change
                   ------------------------------------  ---------------------
                   Second Quarter    Six Months Ended
                   ----------------  ------------------   Second        Six
                    1999     1998      1999      1998     Quarter      Months
                   -------  -------  --------  --------  ---------    --------
Divisions:
Americas.......... $ 103.6  $ 107.7  $  179.0  $  177.6       (3.8%)        .8%
Europe............   153.7    201.0     240.0     309.7     ( 23.5%)     (22.5%)
Asia-Pacific......    10.7       .6      19.3       1.7
Other.............   (21.6)   (20.8)    (40.3)    (44.5)      (3.8%)       9.4%
                   -------  -------  --------  --------
                   $ 246.4  $ 288.5  $  398.0  $  444.5      (14.6%)     (10.5%)
                   =======  =======  ========  ========

   As a percentage to net sales, Americas Division operating income was 10.6% in the second quarter of 1999 as compared to 9.8% for the same period in 1998. The increase in second quarter 1999 operating margin as a percentage to sales was primarily due to (i) cost savings from the 1998 restructuring program and
(ii) unit volume gains in plastic bottles and plastic closures, which offset sales unit volume declines of beverage, food and aerosol cans. The decrease in second quarter 1999 operating margin compared to 1998 is directly a result of sales unit volume declines of beverage, food and aerosol cans as well as lower sales unit volumes of several health and beauty products.

   European Division operating income as a percentage to net sales was 16.5% in the second quarter of 1999 as compared to 19.1% for the comparable period of 1998. The decrease in second quarter operating margins was primarily due to (i) sales unit volume decreases of food cans, aerosol cans and plastic beverage containers, (ii) continued weakness in Eastern Europe and (iii) the effect of competitive pricing across many product lines, most notably food cans, which offset the benefits of restructuring activities and sales unit volume increases of beverage cans and plastic closures.

   In the second quarter of 1999, operating income in the Asia-Pacific Division was 12.4% of net sales as compared to .7% for the same period in 1998. The increase in 1999 margins was due primarily to sales unit volume increases of food and beverage cans in Thailand which offset (i) sales unit volume decreases of beverage cans in Singapore and Malaysia and (ii) competitive selling pressures across many product lines throughout the region.

Net Interest Expense/Income

   Net interest expense was $83.9 in the second quarter, a decrease of $7.8 or 8.5% compared to second quarter 1998 net interest expense of $91.7. The decrease in net interest expense is due primarily to generally lower interest rates and lower raw material costs which have helped to reduce the early seasonal build-up of working capital.

Taxes on Income

   The effective tax rate at 33.8% in the second quarter of 1999 was relatively unchanged from the second quarter 1998 effective rate of 33.7%. For the six months ended June 30, 1999, the effective tax rate was 37.5% as compared to 35.7% for the same period in 1998. The increase in the effective rate is due to lower pre-tax income whereby the taxable effect of non-deductible goodwill amortization is proportionately greater. Additionally, pre-tax income in the Company's European operations was lower in the first six months of 1999 compared to 1998. The Company's blended European tax rate is lower than the U.S. statutory rate of 35%.

Minority Interests, Net of Equity in Earnings of Affiliates

   The charge for minority interests, net of equity earnings, increased by $7.3 in the second quarter of 1999 over 1998. This increase was due to improved results in the Company's consolidated joint ventures in China, Greece, Brazil and Thailand.

                        Liquidity and Capital Resources

Cash from Operations

   Net cash used by operating activities during the six months ended June 30, 1999 of $133.4 was essentially the same as cash used of $133.8 for the same period in 1998. Lower working capital was employed, a result of lower raw material costs in 1999 compared to 1998 as well as better working capital management which offset the decrease in profits from operations.

Investing Activities

   Investing activities used cash of $210.9 during the six months ended June 30, 1999 compared with cash used of $249.0 for the same period of 1998. Capital expenditures for the first six months of 1999 were $177.6, a decrease of $59.7 as compared to capital expenditures of $237.3 during the same period of 1998. The Company intends to limit 1999 capital spending to approximately $300.0 in 1999 as compared to 1998 capital expenditures of $487.0.

Financing Activities

   Financing activities provided cash of $291.3 in the first six months of 1999 compared with cash provided of $394.2 in the first six months of 1998. Lower raw material costs have held down the cost of pre-season working capital build-ups in 1999 and, as such, the increase in commercial paper borrowings in the first six months of 1999 is lower than in the first six months of 1998.

   Total debt, net of cash and cash equivalents, at June 30, 1999 was $5,716.2 and represents an increase of $345.6 above the December 31, 1998 level of $5,370.6. Total debt, net of cash and cash equivalents, as a percentage to total capitalization was 64.8% at June 30, 1999 as compared to 62.3% at December 31, 1998. Total capitalization is defined by the Company as total debt (net of cash and cash equivalents), minority interests and shareholders' equity.

   The increase in total debt, net of cash and cash equivalents, from December 31, 1998 is due primarily to the funding of working capital requirements on a short-term basis through the issuance of commercial paper. The increase in total debt as a percentage to total capitalization was also affected by a reduction in shareholders' equity due to negative currency translation adjustments in the first six months of 1999.

   We have included a discussion of the impact of "Recent Accounting Developments," "Market Risk," "Year 2000" and "Euro Conversion" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 within "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in Part I, Item 2.

                            DESCRIPTION OF THE NOTES

   This description of particular terms of the notes supplements and replaces (if inconsistent with) the description of the general terms and provisions of debt securities under the caption "Description of Debt Securities and Guarantees" in the accompanying prospectus.

General

   The notes will be issued under an Indenture dated as of December 17, 1996 between Crown and The Bank of New York, as Trustee under the Indenture.

   The notes will mature on      , 2002 and will bear interest from      , 1999
at the rate of  % per annum, payable semiannually on       and       of each
year, commencing on      , 2000. Interest on the notes will be payable to the
persons whose names the notes are registered at the close of business on the
applicable preceding       and      .

Ranking

   The notes will be unsecured senior obligations of Crown, ranking the same as other unsecured senior obligations of Crown. As of June 30, 1999, Crown had $5,204.7 million of debt that would rank the same as the notes, $298.6 million of which would be repaid with the proceeds of the offering of the notes. The notes will be structurally subordinated to all obligations, including trade payables and claims of preferred stockholders, if any, of subsidiaries of Crown. The Indenture does not limit the incurrence of unsecured debt by Crown or its subsidiaries. The notes will also be effectively subordinated to any secured debt of Crown, to the extent of the value of the assets securing such debt.

Sinking Fund

   There will be no sinking fund.

Redemption

   The notes are not subject to redemption.

Registered Global Security

   The notes will be represented by a global security registered in the name of The Depository Trust Company (the "Depositary") or its nominee. The Depositary or its nominee will maintain a record, on its book entry registration and transfer system, of the principal amounts of notes that are beneficially owned by participants in that system and represented by the registered global security. A description of the depositary arrangements generally applicable to the notes is set forth in the accompanying prospectus under the caption "Description of Debt Securities and Guarantees." The notes will not be issued in definitive form except as described in the accompanying prospectus.

Settlement Procedures

   Settlement for the notes will be made by the underwriters in immediately available or same-day funds. Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will be required by the Depositary to settle in same-day funds. Settlement in same-day funds may have an effect on the level of trading activity in the notes.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Crown has agreed to sell to such underwriter, the principal amount of the notes set forth opposite the name of such underwriter.

                                                                Principal Amount
Underwriter                                                         of Notes
-----------                                                     ----------------
Salomon Smith Barney Inc.......................................       $
Chase Securities Inc...........................................
J.P. Morgan Securities Inc. ...................................
Banc of America Securities LLC.................................
Goldman, Sachs & Co............................................
                                                                      ----
  Total........................................................       $
                                                                      ====

   The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

   The underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to offer some of the notes to certain dealers at the public offering price less a concession not in excess of % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the notes on sales to certain other dealers. After the initial public offering of the notes to the public, the public offering price and such concession may be changed by the underwriters.

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by Crown in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                   Paid by Crown
                                                                   -------------
       Per note...................................................         %

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

   Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   The notes are a new issue of securities with no established trading market. Crown does not presently intend to list the notes on any national securities exchange. Crown has been advised by the underwriters that they intend to make a market in the notes but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

   Crown estimates that its total expenses of this offering will be $1.4 million.

   The underwriters or their respective affiliates have performed and may in the future perform various financial advisory, commercial banking, and investment banking services for Crown or its affiliates from time to time, for which they have received or will receive customary fees. The underwriters or their respective affiliates may, from time to time, engage in transactions with and perform services for Crown or its affiliates in the ordinary course of their business.

   Crown has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

   Richard L. Krzyzanowski, our General Counsel, and Dechert Price & Rhoads, Philadelphia, Pennsylvania, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the notes for us. Cravath, Swaine & Moore, New York, New York, will issue an opinion about certain legal matters in connection with the offering for the underwriters. Thomas A. Ralph, a partner of Dechert Price & Rhoads, is a member of our Board of Directors and as of August 18, 1999 owned 3,200 shares of Company common stock.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Prospectus


Debt Securities
Logo of Crown Cork and Seal

Crown Cork & Seal Company, Inc.

Crown Cork & Seal Finance PLC
Crown Cork & Seal Finance S.A.
Irrevocably and Unconditionally Guaranteed by
Crown Cork & Seal Company, Inc.


Any of Crown Cork & Seal Company, Inc. (the "Company"), Crown Cork & Seal Finance PLC, a public limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of the Company, and Crown Cork & Seal Finance S.A., a societe anonyme organized under the laws of the Republic of France and an indirect wholly owned subsidiary of the Company (together with Crown Cork & Seal Finance PLC, the "Subsidiary Issuers"), may offer and sell from time to time its debt securities, consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities"), on terms to be determined at the time of sale, through dealers, underwriters or agents to be designated or directly to other purchasers, at an aggregate initial offering price not exceeding $1,500,000,000 or its equivalent in another currency or composite currency. The Company, in its capacity as an issuer, and the Subsidiary Issuers are collectively referred to herein as the "Issuers." The Debt Securities may be offered as separate series with the same or various maturities. The specific designation, aggregate principal amount, denominations, currency of payment, maturity, premium, if any, rate or rates and times of payment of interest, if any, terms for any redemption at the option of the applicable Issuer or the holder, terms for any sinking fund payments, the initial public offering price, the net proceeds to the applicable Issuer and any other specific terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

The Debt Securities offered by the Subsidiary Issuers will be unconditionally guaranteed (the "Guarantees") by the Company (in such capacity, the "Guarantor"), and the Guarantees will rank on a parity with all unsecured and unsubordinated indebtedness of the Company.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The dealer's or other purchaser's purchase price or underwriter's or agent's commission with respect to any Debt Securities is set forth in, or may be calculated from, the Prospectus Supplement, and the net proceeds to the applicable Issuer from such sale will be the purchase price of such Debt Securities in the case of a dealer or other purchaser or the public offering price less such commission in the case of an underwriter or agent, and less, in each case, the other attributable issuance expenses. The aggregate proceeds to the applicable Issuer from all the Debt Securities sold by such Issuer will be the purchase price of Debt Securities sold less the aggregate of underwriters' and agents' commissions and other expenses of issuance and distribution. See "Plan of Distribution" for indemnification arrangements for the dealers, other purchasers, underwriters and agents. This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.


The date of this Prospectus is December 12, 1996.

  No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Subsidiary Issuer or any underwriter or dealer. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company or any Subsidiary Issuer since such date.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a site on the world wide web that contains reports, proxy and information statements and other information on registrants, such as the Company, who must file such material with the Commission electronically. The Commission's internet address on the world wide web is http://www.sec.gov. In addition, material filed by the Company may also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock, par value $5.00 per share ("Common Stock"), of the Company and 4.5% Convertible Preferred Stock, par value $41.8875 per share ("Preferred Stock"), of the Company are listed.

  The Company and, with respect to Debt Securities issued by the Subsidiary Issuers, the Subsidiary Issuers have filed a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  Crown, on behalf of the Subsidiary Issuers, and each of the Subsidiary Issuers have made application to the Commission for an order of the Commission exempting each of the Subsidiary Issuers from the reporting requirements of the Exchange Act. If such order is granted, or the Commission otherwise grants relief to the Subsidiary Issuers from such reporting requirements, neither of the Subsidiary Issuers will be subject to the informational requirements of the Exchange Act. Subject to Commission relief, the Company also does not intend to include in its consolidated financial statements any separate financial information with respect to the Subsidiary Issuers. In addition, in view of the guarantee of the Debt Securities given by the Company, none of the Subsidiary Issuers intends to furnish to holders of Debt Securities separate financial statements or other reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-2227) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 (as amended by the Company's Reports on Form 10-Q/A filed on May 16, 1996 and September 26, 1996), June 30, 1996 (as amended by the Company's Report on Form 10-Q/A filed on September 26, 1996), and September 30, 1996; and (c) the Company's Current Reports on Form 8-K filed on January 2, 1996, March 1, 1996 (as amended by the Company's Reports on Form 8-K/A filed on March 18, 1996, May 3, 1996 and May 7, 1996), September 26, 1996, and October 15, 1996.

  All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Certain statements contained herein or in the accompanying Prospectus Supplement, including, without limitation, the statements in "The Company" which are not historical facts, or incorporated by reference herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. Certain factors as discussed herein or in the Company's Exchange Act filings with the Commission, including the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, as amended, could cause actual results to differ materially from those in the forward-looking statements. Unless otherwise specifically provided herein or in any accompanying Prospectus Supplement, references to "$" or "dollars" in this Prospectus or any such Prospectus Supplement shall mean United States dollars.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Crown Cork & Seal Company, Inc., 9300 Ashton Road, Philadelphia, Pennsylvania 19136, Attn: Corporate Secretary, telephone (215) 698-5100.

                                  THE COMPANY

  The Company is the leading supplier of packaging products to consumer marketing companies around the world. World headquarters are located in Philadelphia, Pennsylvania. Additional information with respect to the Company will be set forth in the Prospectus Supplement. Reports, proxy statements and other information concerning the Company also may be obtained as set forth under "Available Information."

                            THE SUBSIDIARY ISSUERS

  The Debt Securities may be issued directly by the Company or by either of the following indirect wholly owned subsidiaries of the Company.

 Crown Cork & Seal Finance PLC

  Crown Cork & Seal Finance PLC is a public limited company organized under the laws of England and Wales. The purpose of Crown Cork & Seal Finance PLC is to undertake major borrowings on behalf of the Company and certain of its subsidiaries and to advance the proceeds of such borrowings to the Company or certain of its subsidiaries.

 Crown Cork & Seal Finance S.A.

  Crown Cork & Seal Finance S.A. is a societe anonyme organized under the laws of the Republic of France. The purpose of Crown Cork & Seal Finance S.A. is to undertake major borrowings on behalf of the Company and certain of its subsidiaries and to advance the proceeds of such borrowings to the Company or certain of its subsidiaries.

 Enforceability of Certain Civil Liabilities

  Crown Cork & Seal Finance PLC is a public limited company organized under the Companies Act 1985 of England and Wales. Crown Cork & Seal Finance S.A. is a societe anonyme organized under the laws of the Republic of France. Many of the directors and executive officers of each of the Subsidiary Issuers (and certain of the experts named in this Prospectus) are citizens or residents of jurisdictions other than the United States. All or a substantial portion of the assets of such directors, executive officers and experts residing outside of the United States and all of the assets of the Subsidiary Issuers are or may be located outside of the United States. As a result, it may not be possible to effect service of process on such directors and executive officers, such experts or on the Subsidiary Issuers in the United States or to enforce, collect or realize, in United States courts, upon judgments that may be obtained against such persons in United States courts and predicated upon civil liability under United States securities laws. The Company and the Subsidiary Issuers have been advised by Titmuss Sainer Dechert and Jeantet & Associes, special United Kingdom and French counsel, respectively, to the Company, that (a) there is doubt as to the enforceability in the United Kingdom, in original actions or actions for the enforcement of judgments of United States courts, of civil liabilities predicated solely on United States federal securities laws; and (b) if an original action is brought in France, predicated solely upon the United States federal securities laws, French courts may not have the requisite jurisdiction to adjudicate such action or grant the remedies sought, and that actions for enforcement in France of judgments of United States courts, rendered against French persons referred to in the second sentence of this paragraph would require such persons to waive their right under Article 15 of the French Civil Code to be sued in France only. The Company believes that none of such persons has waived such right with respect to actions predicated solely upon United States federal securities laws. In addition, actions in the United States under United States federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. The indenture pursuant to which the Debt Securities will be issued will provide that each of the Subsidiary Issuers will appoint CT Corporation as its agent for service of process in any suit, action or proceeding with respect to such indenture brought under federal or state securities laws in any federal or state court located in the City of New York, and will submit to such jurisdiction.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes of the Company and its subsidiaries, including repayment of indebtedness, working capital, capital expenditure or other corporate purposes.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

  The Debt Securities and Guarantees are to be issued under an Indenture, dated as of December 17, 1996 (the "Indenture"), among the Company, the Subsidiary Issuers and The Bank of New York, as Trustee (the "Trustee"), a form of which has been filed with the Commission as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture. Capitalized terms are defined in the Indenture unless otherwise defined herein. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. The following sets forth certain general terms and provisions of the Debt Securities and Guarantees. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

General

  The Indenture provides for the issuance, from time to time in one or more series, of unsecured obligations of the applicable Issuer, which may be debentures, notes or other evidences of indebtedness ("Debt Securities"). The Company will irrevocably and unconditionally guarantee payments of principal, interest, premium and Additional Amounts, if any, on any Debt Securities issued by a Subsidiary Issuer. The Indenture does not limit the amount of Debt Securities that may be authenticated and delivered thereunder. Each series of Debt Securities may be established in or pursuant to a resolution of the Issuer's Board of Directors or in one or more indentures supplemental to the Indenture. The Indenture does not limit the amount of other indebtedness or securities that may be issued by the Issuers.

  The applicable Prospectus Supplement will name the Issuer, set forth the price or prices at which the Debt Securities to be offered will be issued and describe the following terms of such Debt Securities: (a) the title of such Debt Securities; (b) any limit on the aggregate principal amount of such Debt Securities; (c) the date or dates on which the principal of, and any premium on, such Debt Securities is payable; (d) the rate or rates at which such Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue; (e) the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates; (f) the place or places where the principal of and any premium or interest on such Debt Securities shall be payable and where any of such Debt Securities may be surrendered for exchange and notices and demands in respect of the Debt Securities and the Indenture may be served; (g) the period or periods within which, the price or prices at which, the currency or currency unit in which, and the terms and conditions upon which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed; (h) the obligation, if any, of the applicable Issuer to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, the currency or currency unit in which, and the terms and conditions upon which such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (i) if other than denominations of $1,000 and any integral multiple thereof, the denomination in which such Debt Securities shall be issuable; (j) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities payable upon declaration of acceleration of the maturity thereof; (k) any additional events of default or covenants applicable to such Debt Securities; (l) if other than U.S. dollars, the currency or currency unit in which payment of the principal of and any premium or interest on such Debt Securities shall be made or in which such Debt Securities shall be denominated and the particular provisions applicable thereto; (m) if the principal of and any premium or interest on such Debt Securities are to be payable, at the election of the applicable Issuer or a Holder thereof, in a currency or currency unit other than that in which such Debt Securities are denominated or stated to be payable, the currency or currency unit in which the principal of (and premium, if any) and interest, if any, on such Debt Securities as to which such election is made shall be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency or currency unit in which such Debt Securities are denominated or stated to be payable and the currency or currency unit in which such Debt Securities are to be so payable; (n) if the amount of payments of the principal of and any premium or interest on such Debt Securities may be determined with reference to an index based on a currency or currency unit other than that in which such Debt Securities are denominated or stated to be payable or any other index or formula, the manner in which such amounts shall be determined; (o) if applicable, if the Debt Securities will be entitled to the benefits of the Guarantees afforded by the Indenture, or otherwise the form of any Guarantees to be endorsed on the Debt Securities; (p) where appropriate, that such Debt Securities, in whole or any specified part, are not defeasible pursuant to the provisions of the Indenture; (q) whether such Debt Securities shall be issued in whole or in part in the form of one or more Global Securities (as described below under "--Global Securities in Registered Form" and "--Global Securities in Bearer Form") and, in such case, the Depositary or Bearer Security Depositary for such Global Security or Securities, and whether such Global Security or Securities shall be temporary or permanent; and whether such Debt Securities shall be issued in bearer form (including Securities registrable as to principal only) with or without interest coupons and the exchangeability of such Debt Securities for Debt Securities in fully registered form; (r) if such Debt Securities of any series may be converted into or exchanged for any other securities, the terms and conditions of such conversion or exchange; and (s) any other terms of such Debt Securities, which terms shall not be inconsistent with the provisions of the Indenture (Section 3.01).

  Unless otherwise indicated below or in the applicable Prospectus Supplement, the Debt Securities of the Company and Crown Cork & Seal Finance S.A. will be issued only in fully registered form without coupons, the Debt Securities of Crown Cork & Seal Finance PLC will be issued only in bearer form without coupons in a Global Security held initially by the Bearer Security Depositary, and, in any case, the Debt Securities will be in denominations and currencies as established by a resolution of the applicable Issuer's Board of Directors if other than denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange or redemption of the Debt Securities, but the applicable Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith (Sections 3.02 and 3.05).

  Debt Securities may be issued as Discounted Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their principal amount. Certain United States federal income tax and other considerations applicable thereto are described herein, and any special United States federal income tax considerations will be described in the applicable Prospectus Supplement. In addition, special United States federal income tax and other considerations applicable to any Debt Securities which are denominated in a currency, currencies or currency units (including composite currencies) other than US dollars will be described in the applicable Prospectus Supplement.

  The Company anticipates that Crown Cork & Seal Finance S.A. will issue only Debt Securities meeting the definition of "obligations" under Article 284 of the French company law of July 24, 1966, providing generally, among other things, that such Debt Securities must have a minimum maturity of five years.

  The terms of the Debt Securities and the Indenture do not afford Holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company or a Subsidiary Issuer that may adversely affect Holders of the Debt Securities.

Guarantees

  The Company will irrevocably and unconditionally guarantee to each Holder of a Debt Security issued by a Subsidiary Issuer the due and punctual payment of the principal of, and any premium, interest and Additional Amounts on, such Debt Security, when and as the same shall become due and payable, whether at maturity, upon acceleration, by call for redemption or otherwise. The Company has (a) agreed that its obligations under the Guarantees in the event of an Event of Default will be as if it were principal obligor and not merely surety, and will be enforceable irrespective of any invalidity, irregularity or unenforceability of any series of the Debt Securities or the Indenture or any supplement thereto and (b) waived its right to require the Trustee or the Holders to pursue or exhaust its legal or equitable remedies against the applicable Subsidiary Issuer prior to exercising its rights under the Guarantees.

Ranking

  The Debt Securities issued by the Company and the Guarantees will be unsecured obligations of the Company, and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Debt Securities issued by a Subsidiary Issuer will be unsecured obligations of such Subsidiary Issuer, and will rank on a parity with all other unsecured and unsubordinated indebtedness of such Subsidiary Issuer.

  Dividend and other distributions to the Company from its various subsidiaries may be subject to certain statutory, contractual and other restrictions (including, without limitation, exchange controls that may be applicable to foreign subsidiaries). The rights of any creditors of the Company to participate in the assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary. The claims of Holders under the Debt Securities or the Guarantees will be effectively subordinated to the claims of creditors of the Company's subsidiaries. The Indenture does not restrict the amount of indebtedness that may be incurred by the Company or its subsidiaries.

Global Securities in Registered Form

  Unless otherwise specified in the applicable Prospectus Supplement, the following provisions will apply to Debt Securities issued by the Company or Crown Cork & Seal Finance S.A.

  General. The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities in registered form. Such Global Securities will be registered in the name of, and deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either temporary or permanent form. Except as otherwise set forth below, unless and until it is exchanged for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor (Sections 3.01 and 3.11).

  Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the applicable Issuer if such Debt Securities are offered and sold directly by such Issuer. Ownership of beneficial interest in a Global Security will be limited to persons that have accounts with the Depositary for such Global Security or its nominee ("participants"), or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Accordingly, each person holding a beneficial interest in a Global Security must rely on the procedures of the Depositary and the participants through which such person owns such beneficial interest to exercise any rights and obligations of a Holder under the Indenture. Unless otherwise specified in the Prospectus Supplement, and except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the Holders thereof under the Indenture governing such Debt Securities.

  Payments on Global Securities. Payments of principal of and any premium and interest on the Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the Holder of the Global Security representing such Debt Securities. Neither the Company, the Issuer nor the Trustee for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company and Crown Cork & Seal Finance S.A. expect that the Depositary for Debt Securities of a series, upon receipt of any payment of principal of and any premium and interest on the Debt Securities in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company and Crown Cork & Seal Finance S.A. also expect that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Receipt by owners of beneficial interest in a temporary Global Security of payments in respect of such temporary Global Security may be subject to restrictions. Any such restrictions will be described in the Prospectus Supplement relating thereto.

  Issuance of Definitive Debt Securities. If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as Depositary or no longer registered or in good standing under the Exchange Act or other statute or regulation, and a successor depositary is not appointed by the applicable Issuer, such Issuer will issue Debt Securities of such series in definitive form in exchange for the Global Security or Debt Securities representing Debt Securities of such series. In addition, if an Event of Default shall have occurred and be continuing under the Indenture with respect to any series of Debt Securities, any Holder of such Debt Securities will be entitled to request and to receive definitive Debt Securities. The applicable Issuer may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Debt Securities representing Debt Securities. Further, if the applicable Issuer so specifies with respect to the Debt Securities of a series, each Person specified by the Depositary of the Global Security representing Debt Securities of such series may, on terms acceptable to such Issuer and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, each Person so specified by the Depositary of the Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such Person's beneficial interest in the Global Security (Sections 3.01 and 3.11).

Global Securities in Bearer Form

  Unless otherwise specified in the applicable Prospectus Supplement, the following provisions will apply to Debt Securities issued by Crown Cork & Seal Finance PLC.

  General. The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities in bearer form. Such Global Securities will be deposited with, or on behalf of, a bearer security depositary (the "Bearer Security Depositary") identified in the Prospectus Supplement relating to such series. Pursuant to a Bearer Security Depositary Agreement, such Bearer Security Depositary will issue certificateless depositary interests (representing a 100% interest in the underlying Global Securities) to the Depositary identified in the Prospectus Supplement relating to such series. For a summary of certain provisions of the Bearer Security Depositary Agreement, see "--Description of the Bearer Security Depositary Agreement" below.

  Global Securities may be issued in either temporary or permanent form. Except as otherwise set forth below, unless and until a Global Security is exchanged for Debt Securities in definitive form, (a) a Global Security held by a Bearer Security Depositary may not be transferred except as a whole by such Bearer Security Depositary to a nominee thereof or by a nominee thereof to such Bearer Security Depositary or another nominee thereof or by the Bearer Security Depositary or any such nominee to a successor of such Bearer Security Depositary or a nominee of such successor and (b) the certificateless depositary interests in a Global Security held by a Depositary may not be transferred except as a whole by such Depositary to a nominee thereof or by a nominee thereof to such Depositary or another nominee thereof or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor (Sections 3.01 and 3.12).

  Upon confirmation by the Depositary that the Bearer Security Depositary has custody of the Global Security and upon acceptance by the Depositary of the certificateless depositary interests in such Global Security, the Depositary for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the applicable Issuer if such Debt Securities are offered and sold directly by such Issuer. Ownership of beneficial interest in a Global Security will be limited to persons that have accounts with the Depositary for such Global Security or its nominee ("participants"), or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Bearer Security Depositary or its nominee is the holder of the Global Security, the Bearer Security Depositary for a Global Security, or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Accordingly, each person holding a beneficial interest in a Global Security must rely on the procedures of the Bearer Security Depositary and the Depositary and the participants through which such persons owns such beneficial interest to exercise any rights and obligations of a Holder under the Indenture. Unless otherwise specified in the Prospectus Supplement, and except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the Holders thereof under the Indenture governing such Debt Securities.

  Payments on Global Securities. Payments of principal of and any premium and interest on the Debt Securities held by a Bearer Security Depositary or its nominee will be made to the Bearer Security Depositary or its nominee, as the case may be, as the Holder of the Global Security representing such Debt Securities. All such amounts will be payable by a Paying Agent located outside of the United Kingdom. Upon receipt of any payment of principal of and any premium and interest on the Debt Securities, the Bearer Security Depositary will distribute all such payments to the Depositary. Neither the Company, the Issuer nor the Trustee for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Crown Cork & Seal Finance PLC expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal of and any premium and interest on the Debt Securities in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. Crown Cork & Seal Finance PLC also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Receipt by owners of beneficial interest in a temporary Global Security of payments in respect of such temporary Global Security may be subject to restrictions. Any such restrictions will be described in the Prospectus Supplement relating thereto.

  Issuance of Definitive Debt Securities. If a Depositary or a Bearer Security Depositary for Debt Securities of a series is at any time unwilling or unable to continue as Depositary or Bearer Security Depositary, as the case may be, or such Depositary is no longer registered or in good standing under the Exchange Act or other statute or regulation, and a successor depositary or bearer security depositary, as the case may be, is not appointed by the applicable Issuer, such Issuer will issue Debt Securities of such series in definitive form in exchange for the Global Security or Debt Securities representing Debt Securities of such series. In addition, if an Event of Default shall have occurred and be continuing under the Indenture with respect to any series of Debt Securities, any Holder of such Debt Securities will be entitled to request and receive definitive Debt Securities. The applicable Issuer may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Debt Securities representing Debt Securities. Further, if the applicable Issuer so specifies with respect to the Debt Securities of a series, each Person specified by the Bearer Security Depositary of the Global Security representing Debt Securities of such series may, on terms acceptable to such Issuer, the Bearer Security Depositary and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, each Person so specified by the Bearer Security Depositary will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such Person's beneficial interest in the Global Security. If any definitive Debt Securities are issued, they will be issued only in registered form (Sections 3.01, 3.11 and 3.12).

  HOLDERS SHOULD BE AWARE THAT, UNDER CURRENT UNITED KINGDOM TAX LAW, UPON THE ISSUANCE TO A HOLDER OF DEFINITIVE DEBT SECURITIES, SUCH HOLDER WILL BECOME SUBJECT TO UNITED KINGDOM INCOME TAX (CURRENTLY 20%) TO BE WITHHELD ON ANY PAYMENTS OF INTEREST ON THE DEBT SECURITIES AS SET FORTH UNDER "TAXATION-- UNITED KINGDOM TAX CONSIDERATIONS." IF SUCH DEFINITIVE DEBT SECURITIES ARE ISSUED PURSUANT TO THE REQUEST OF A HOLDER FOLLOWING AN EVENT OF DEFAULT, CROWN CORK & SEAL FINANCE PLC WILL NOT BE OBLIGATED TO PAY ANY ADDITIONAL AMOUNTS WITH RESPECT TO SUCH DEBT SECURITIES. However, United States holders of definitive Debt securities may be entitled to receive a refund of withheld amounts from the United Kingdom Inland Revenue in certain circumstances. See "Taxation--United Kingdom Tax Considerations." In addition, if a holder of a beneficial interest in a Debt Security receives definitive Debt Securities other than pursuant to its request, such holder will be entitled to receive Additional Amounts with respect to such Debt Securities. See "--Payment of Additional Amounts."

  Description of the Bearer Security Depositary Agreement. The following summary of certain provisions of the Bearer Security Depositary Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Bearer Security Depositary Agreement, a form of which has been filed with the Commission as an exhibit to the Registration Statement.

  As soon as practicable after receipt by the Bearer Security Depositary of notice of any solicitation of consents or request for a waiver or other action by the holders of beneficial interests in a Global Security, the Bearer Security Depositary will mail to the Depositary a notice containing (a) such information as is contained in such notice, (b) a statement that at the close of business on a specified record date the Depositary will be entitled to instruct the Bearer Security Depositary as to the consent, waiver or other action, if any, pertaining to the Global Securities, and (c) a statement as to the manner in which such instructions may be given. Upon the written request of the Depositary, the Bearer Security Depositary shall endeavor insofar as practicable to take such action regarding the requested consent, waiver or other action in respect of the Global Securities in accordance with any instructions set forth in such request. The Depositary is expected to follow the procedures described under "--Global Securities in Bearer Form--General" above with respect to soliciting instructions from its participants. The Bearer Security Depositary will not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the Bearer Security Depositary Agreement or the Indenture.

  The Bearer Security Depositary will immediately send to the Depositary a copy of any notices, reports and other communications received relating to Crown Cork & Seal Finance PLC or the Global Securities issued by Crown Cork & Seal Finance PLC.

  Upon the occurrence of a default with respect to the Global Securities, or in connection with any other right of the Holder of the Global Security under the Indenture or the Bearer Security Depositary Agreement, if requested in writing by the Depositary, the Bearer Security Depositary will take any such action as shall be requested in such notice, provided that the Bearer Security Depositary has been offered reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request by the holders of beneficial interests in a Global Security.

  The Company and Crown Cork & Seal Finance PLC have agreed to pay all charges of the Bearer Security Depositary under the Bearer Security Depositary Agreement. The Company and Crown Cork & Seal Finance PLC have also agreed to indemnify the Bearer Security Depositary against certain liabilities incurred by it under the Bearer Security Depositary Agreement.

  The Bearer Security Depositary Agreement may be amended by agreement among the Company, Crown Cork & Seal Finance PLC and the Bearer Security Depositary. The consent of the Depositary shall not be required in connection with any amendment to the Bearer Security Depositary Agreement: (a) to cure any inconsistency or ambiguity in such Agreement; (b) to add to the covenants and agreements of the Bearer Security Depositary, the Company or Crown Cork & Seal Finance PLC; (c) to effectuate the assignment of the Bearer Security Depositary's rights and duties to a qualified successor; (d) to comply with the Securities Act, the Exchange Act or the Investment Company Act of 1940, as amended; or (e) to modify, alter, amend or supplement the Bearer Security Depositary Agreement in any other manner that is not adverse to the Depositary or the holders of beneficial interests in a Global Security. Except as set forth above, no amendment that adversely affects the Depositary may be made to the Bearer Security Depositary Agreement or any Global Security without the consent of the Depositary.

  Upon the issuance of definitive Debt Securities, the Bearer Security Depositary Agreement will terminate. The Bearer Security Depositary Agreement may be terminated upon the resignation of the Bearer Security Depositary if no successor has been appointed within 90 days as set forth below.

  The Bearer Security Depositary may at any time resign as Bearer Security Depositary by written notice delivered to each of the Company, Crown Cork & Seal Finance PLC and the Trustee, such resignation to take effect upon the appointment by Crown Cork & Seal Finance PLC of a successor bearer security depositary and its acceptance of such appointment. If at the end of 90 days after delivery of such notice, no successor bearer security depositary has been appointed and has accepted such appointment, the Bearer Security Depositary may terminate the Bearer Security Depositary Agreement.

  The Bearer Security Depositary will assume no obligation or liability under the Bearer Security Agreement other than to use good faith and reasonable care in the performance of its duties under such Agreement.

Information Regarding DTC

  If the Depositary Trust Company ("DTC") is named as the Depositary in respect of any series of Debt Securities or any certificateless depositary interests therein, unless otherwise specified in the applicable Prospectus Supplement, the following information relating to DTC will apply.

  DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC.

  Payment of principal of and any premium, interest and Additional Amounts on any Global Security will be made in immediately available funds. Beneficial interests in any Global Security will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interest will therefore settle in same-day funds.

Payment of Additional Amounts

  All payments of, or in respect of, principal of and any premium and interest on any Debt Securities issued by a Subsidiary Issuer shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, levies, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Subsidiary Issuer is incorporated or resident (or deemed for tax purposes to be resident) (the "applicable taxing jurisdiction"), unless such taxes, duties, levies, assessments or governmental charges are required by the applicable taxing jurisdiction or any such subdivision or authority to be withheld or deducted. In that event, the Subsidiary Issuer will pay by way of additional interest such additional amounts of, or in respect of, principal of and any premium and interest ("Additional Amounts") as will result (after deduction of such taxes, duties, levies, assessments or governmental charges and any additional taxes, duties, levies, assessments or governmental charges payable in respect of such Additional Amounts) in the payment to each Holder of such Debt Securities of the amounts which would have been payable in respect of such Debt Securities had no such withholding or deduction been required, except that no Additional Amounts shall be so payable for or on account of:

    (a) any tax, duty, levy, assessment or other governmental charge which would not have been imposed but for the fact that such Holder:

      (i) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the applicable taxing jurisdiction or otherwise had some connection with the applicable taxing jurisdiction other than the mere ownership of such Debt Security;

      (ii) presented (if presentation is required) such Debt Security for payment in the applicable taxing jurisdiction, unless such Debt Security could not have been presented for payment elsewhere; or

      (iii) presented (if presentation is required) such Debt Security, as the case may be, more than 30 days after the date on which the payment in respect of such Debt Security first became due and payable or provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented such Debt Security for payment on any day within such period of 30 days;

    (b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

    (c) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments of, or in respect of, principal of or any premium or interest on the Debt Securities;

    (d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the Holder or the beneficial owner of a Debt Security with a request of the applicable Subsidiary Issuer addressed to the Holder (i) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the applicable taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

    (e) any combination of items (a), (b), (c) and (d);

nor shall Additional Amounts be paid with respect to any payment of the principal of or any premium or interest on any such Debt Security to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the applicable taxing jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts had it been the Holder of the Debt Security (Section 10.07).

  Whenever there is mentioned, in any context, the payment of principal of, or any premium or interest on, or in respect of, any Debt Securities of any series issued by a Subsidiary Issuer or the net proceeds received on the sale or exchange of any Debt Security of any series issued by a Subsidiary Issuer, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in the Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the Indenture.

Redemption for Taxation Reasons

  If as the result of any change in or any amendment to the laws, regulations or published tax rulings of the applicable taxing jurisdiction affecting taxation, or any change in the official administration, application or interpretation of such laws, regulations or published tax rulings either generally or in relation to any Debt Securities issued by a Subsidiary Issuer, which change or amendment becomes effective on or after the original issue date of such Debt Securities or which change in official administration, application or interpretation shall not have been available to the public prior to such issue date, it is determined by the applicable Subsidiary Issuer that such Subsidiary Issuer (a) would be required to pay any Additional Amounts pursuant to the Indenture or the terms of any Debt Security
(i) in respect of interest on the next succeeding Interest Payment Date or
(ii) in respect of the principal of any Discounted Securities on the date of such determination, assuming that a payment in respect of such principal were required to be made on such date under the terms of the Debt Securities, and
(b) such obligation cannot be avoided by the Company or the Subsidiary Issuer taking reasonable measures available to it, in either case (i) or (ii) above the Subsidiary Issuer may, at its option, redeem all (but not less than all) the Debt Securities of any series in respect of which such Additional Amounts would be so payable at any time, upon not less than 30 nor more than 60 days' written notice as provided in the Indenture, at a Redemption Price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption (except that any such Debt Securities that are Outstanding Discounted Securities may be redeemed at the Redemption Price specified in the terms thereof); provided, however, that (a) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the applicable Subsidiary Issuer would be obligated to pay such Additional Amounts were a payment then due in respect of the Debt Securities, and (b) at the time any such redemption notice is given, such obligation to pay such Additional Amounts must remain in effect. If (a) the applicable Subsidiary Issuer shall have on any date (the "Succession Date") consolidated with or merged into, or conveyed or transferred or leased its properties and assets substantially as an entirety to, any Successor referred to under "--Merger and Consolidation" below which is organized under the laws of any jurisdiction other than the United States of America, any State thereof or the District of Columbia or the jurisdiction in which the Subsidiary Issuer is organized, (b) as the result of any change in or any amendment to the laws, regulations or published tax rulings of such jurisdiction of organization, or of any political subdivision or taxing authority thereof or therein, affecting taxation, or any change in the official administration, application or interpretation of such laws, regulations or published tax rulings either generally or in relation to any particular Debt Securities, which change or amendment becomes effective on or after the Succession Date or which change in official administration, application or interpretation shall not have been available to the public prior to such Succession Date and is notified to the Subsidiary Issuer of such series of Debt Securities, such Successor would be required to pay any Successor Additional Amounts (as defined under "--Merger and Consolidation" below) pursuant to the Indenture or the terms of any Debt Securities (i) in respect of interest on any Debt Securities on the next succeeding Interest Payment Date, or (ii) in respect of the principal of any Discounted Securities on the date of such determination (assuming such principal were required to be paid on such date under the terms of the Debt Securities) and (c) such obligation cannot be avoided by the Company or such Successor taking reasonable measures available to it, such Subsidiary Issuer or Successor may at its option, redeem all (but not less than all) of the Debt Securities of any series in respect of which such Successor Additional Amounts would be so payable at any time, upon not less than 30 nor more than 60 days' written notice as provided in the Indenture, at a Redemption Price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption (except that any such Debt Securities that are Outstanding Discounted Securities may be redeemed at the Redemption Price specified in the terms thereof); provided, however, that (a) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which a Successor would be obligated to pay such Successor Additional Amounts were a payment then due in respect of the Debt Securities, and (b) at the time any such redemption notice is given, such obligation to pay such Successor Additional Amounts must remain in effect (Section 11.08).

Definitions

  "Attributable Debt" with respect to any sale leaseback transaction that is subject to the restrictions described under "Certain Covenants of the Company and the Subsidiary Issuers--Limitation on Sale and Leaseback" below means the lesser of (a) the total net amount of rent required to be paid during the remaining base term of the related lease or until the earliest date on which the lessee may terminate such lease upon payment of a penalty or a lump-sum termination payment (in which case the total net rent shall include such penalty or termination payment), discounted at the weighted average interest rate borne by the Outstanding Securities (as defined in the Indenture), compounded semiannually, or (b) the sale price of the property so leased multiplied by a fraction, the numerator of which is the remaining base term of the related lease (expressed in months) and the denominator of which is the base term of such lease (expressed in months).

  "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries, and computed in accordance with generally accepted accounting principles, as such accounting principles are generally accepted as of the date of the Indenture.

  "Principal Property" means any single manufacturing or processing plant or warehouse (excluding any equipment or personalty located therein), other than any such plant or warehouse or portion thereof that the Board of Directors of the Company reasonably determines is not of material importance to the business conducted by the Company and its Subsidiaries as an entirety.

  "Restricted Subsidiary" means any Subsidiary that owns, operates or leases one or more Principal Properties.

  "Subsidiary" means with respect to the Company each corporation of which the Company, or the Company and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own securities entitling the holders thereof to elect a majority of the directors, either at all times or so long as there is no default or contingency that permits the holders of any other class or classes of securities to vote for the election of one or more directors.

Certain Covenants of the Company and the Subsidiary Issuers

  Limitation on Liens. Except as described below under "--Exempted Indebtedness", the Company covenants that it will not, nor will it permit any Restricted Subsidiary to, create, assume or suffer to exist any mortgage, security interest, pledge or lien ("Lien") of or upon any Principal Property or any shares of capital stock or evidences of indebtedness for borrowed money issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without providing that the Debt Securities shall be secured equally and ratably by such Lien with any and all other indebtedness or obligations thereby secured, so long as such indebtedness or obligations shall be so secured. This restriction does not apply to: (a) Liens that exist on the date of the Indenture; (b) Liens on property or shares of capital stock or evidences of indebtedness of any corporation existing at the time such corporation becomes a Subsidiary; (c) Liens in favor of the Company or any Subsidiary; (d) Liens in favor of governmental bodies to secure progress, advance or other payments pursuant to contract or statute or indebtedness incurred to finance all or part of construction of or improvements to property subject to such Liens; (e) Liens (i) on property, shares of capital stock or evidences of indebtedness for borrowed money existing at the time of acquisition thereof (including acquisition through merger or consolidation), and construction and improvement Liens that are entered into within one year from the date of such construction or improvement; provided that in the case of construction or improvement the Lien shall not apply to any property theretofore owned by the Company or any Restricted Subsidiary except substantially unimproved real property on which the property so constructed or the improvement is located and (ii) for the acquisition of any Principal Property which Liens are created within 180 days after the completion of such acquisition to secure or provide for the payment of the purchase price of the Principal Property acquired, provided that any such Liens do not extend to any other property of the Company or any of its Subsidiaries (whether or not such property is then owned or thereafter acquired); (f) mechanics', landlords' and similar Liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith; (g) Liens for taxes, assessments, or governmental charges or levies that are not delinquent or are being contested in good faith; (h) Liens arising from any legal proceedings that are being contested in good faith; (i) any Liens that (i) are incidental to the ordinary conduct of its business or the ownership of its properties and assets, including Liens incurred in connection with workmen's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts, (ii) were not incurred in connection with the borrowing of money or the obtaining of advances or credit and (iii) do not in the aggregate materially detract from the value of the property of the Company or any Subsidiary or materially impair the use thereof in the operation of its business; (j) Liens securing industrial development or pollution control bonds; and (k) Liens for the sole purpose of extending, renewing or replacing (or successively extending, renewing or replacing) in whole or in part any of the foregoing (Section 10.08).

  Limitation on Sale and Leaseback. Except as described below under "-- Exempted Indebtedness", sale and leaseback transactions by the Company or any Restricted Subsidiary (except for transactions involving temporary leases for a term of three years or less and leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries) of any Principal Property are prohibited unless either: (a) the Company or such Restricted Subsidiary would be entitled, pursuant to the covenant described under Limitations on Liens above, to incur a Lien on the Principal Property to be leased without equally and ratably securing the Debt Securities or (b) the net proceeds of such sale are at least equal to the fair value of the Principal Property sold and the Company will apply an amount equal to the net proceeds of such sale to (i) the retirement of Debt Securities or Funded Debt (as defined in the Indenture) of the Company or a Restricted Subsidiary ranking prior to or on a parity with the Debt Securities or (ii) the acquisition, construction or improvement of a Principal Property within 120 days of the effective date of any such arrangement (Section 10.09).

  Exempted Indebtedness. Notwithstanding the limitations on Liens and sale and leaseback transactions outlined above, the Company or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into sale and leaseback transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding indebtedness for borrowed money incurred after the date of the Indenture and secured by such Liens plus the Attributable Debt in respect of such sale and leaseback transactions entered into after the date of the Indenture does not exceed 10% of Consolidated Net Tangible Assets properly appearing on a consolidated balance sheet of the Company (Sections 1.01, 10.08(b) and 10.09(b)).

Merger and Consolidation

  The Indenture provides that for so long as any of the Debt Securities are Outstanding, the Company may not consolidate with or merge into any other Person, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless (a) any Person formed by such consolidation or into which the Company is merged or to whom the Company has conveyed, transferred or leased its properties and assets substantially as an entirety is a corporation, partnership or trust or other entity organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia, and such Person assumes the Company's obligations on the Debt Securities and under the Indenture (including the Guarantees), (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (c) the Company shall expressly agree by a supplemental indenture (i) to immediately indemnify (pursuant to the procedure described below under "--Indemnification Procedure") the Holder of each Debt Security against (A) any tax, assessment or governmental charge imposed on such Holder or required to be withheld or deducted from any payment to such Holder (including any governmental charge or withholding attributable to the Company's indemnifying such Holder) as a consequence of such consolidation, merger, conveyance, transfer or lease and (B) any other tax costs or other tax expenses imposed on such Holder as a result of the act of such consolidation, merger, conveyance, transfer or lease (except that if the Company or such Person delivers an opinion of an independent counsel or a tax consultant of recognized standing that the Holders will not recognize income, gain or loss for United States federal income tax purposes as a result of such transaction, a Holder will have such rights to indemnification only if and when gain for United States federal income tax purposes is actually imposed on such Holder), and (ii) that all payments pursuant to the Debt Securities in respect of the principal of and any premium and interest on the Debt Securities, as the case may be, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the jurisdiction or organization of such Person or any political subdivision or taxing authority thereof or therein, unless such taxes, duties, assessments or governmental charges are required by such jurisdiction or any such subdivision or authority to be withheld or deducted, in which case such Person will pay such additional amounts of, or in respect of, principal and any premium and interest as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such) in the payment of each Holder of a Debt Security of the amounts which would have been payable pursuant to the Debt Securities had no such withholding or deduction been required, subject to the same exceptions as would apply with respect to the payment by such Subsidiary Issuer of Additional Amounts in respect of the Debt Securities, and (d) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, any Principal Property of the Company would become subject to a lien that would not be permitted by the Indenture, such Person takes such steps as are necessary effectively to secure the Debt Securities equally and ratably with (or, at the option of the Company, prior to) all indebtedness secured thereby (Section 8.01).

  The Indenture provides that for so long as any of the Debt Securities of a Subsidiary Issuer are Outstanding, such Subsidiary Issuer may not consolidate with or merge into any other Person, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless (a) any Person formed by such consolidation or into which such Issuer is merged or to whom such Subsidiary Issuer has conveyed, transferred or leased its properties and assets substantially as an entirety (the "Successor") is a corporation, partnership or trust or other entity organized and validly existing under the laws of the jurisdiction of organization of such Person, and such Successor assumes such Subsidiary Issuer's obligations on the Debt Securities and under the Indenture (including any obligation to pay any Additional Amounts), (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) any such Successor shall expressly agree by a supplemental indenture
(i) to immediately indemnify (pursuant to the procedure described below under "--Indemnification Procedure") the Holder of each Debt Security against (A) any tax, assessment or governmental charge imposed on such Holder or required to be withheld or deducted from any payment to such Holder as a consequence of such consolidation, merger, conveyance, transfer or lease, and (B) any other tax costs or other tax expenses of the act of such consolidation, merger, conveyance, transfer or lease (except that if the Company or any such Person delivers an opinion of an independent counsel or a tax consultant of recognized standing that the Holders will not recognize income, gain or loss for United States federal income tax purposes as a result of such transaction, a Holder will have such rights to indemnification only if and when gain for United States federal income tax purposes is actually imposed on such Holder), and (ii) that all payments pursuant to the Debt Securities in respect of the principal of and any premium and interest on the Debt Securities, as the case may be, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the jurisdiction of organization of such Successor or any political subdivision or taxing authority thereof or therein, unless such taxes, duties, assessments or governmental charges are required by such jurisdiction or any such subdivision or authority to be withheld or deducted, in which case such Successor will pay such additional amounts of, or in respect of, principal and any premium and interest ("Successor Additional Amounts") as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such) in the payment to each Holder of a Debt Security of the amounts which would have been payable pursuant to the Debt Securities had no such withholding or deduction been required, subject to the same exceptions as would apply with respect to the payment by such Subsidiary Issuer of Additional Amounts in respect of the Debt Securities (see "--Payment of Additional Amounts") (Section 8.02).

Assignment

  The Indenture provides that for so long as any of the Debt Securities of a Subsidiary Issuer are outstanding, such Subsidiary Issuer may assign its obligations under any series of Debt Securities to any other Subsidiary (the "Subsidiary Assignee") and such Subsidiary Assignee shall be treated as the Successor to such Subsidiary Issuer with respect to such series of Debt Securities, provided that the conditions set forth under "--Merger and Consolidation" above that would apply to the merger of such Subsidiary Issuer into such Subsidiary Assignee are satisfied.

Events of Default

  An Event of Default with respect to any series of Debt Securities or the Guarantees thereof is defined in the Indenture as being: (a) default for 30 days in the payment of any installment of interest on any Debt Securities of such series; (b) default in the payment of any principal of (or premium, if any, on) any Debt Securities of such series; (c) default in the deposit of any sinking fund payments, when and as due with respect to such series; (d) default by the Issuer or the Guarantor in the performance of any other covenants or agreements in the Indenture contained therein for the benefit of any Debt Securities of such series which shall not have been remedied for a period of 60 days after written notice of such default to the Issuer and the Guarantor by the Trustee or to the Issuer, the Guarantor and the Trustee by the Holders of at least 25% in aggregate principal amount of the Debt Securities of such series; (e) certain events of bankruptcy, insolvency or reorganization of the Issuer or the Guarantor or (f) any other event of default provided with respect to Debt Securities of such series (as described in the Prospectus Supplement with respect to such series of Debt Securities) (Section 5.01). An Event of Default with respect to the Debt Securities of a particular series would not necessarily constitute an Event of Default with respect to the Debt Securities of any other series.

  The Indenture provides that if an Event of Default shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Debt Securities of such series may declare the principal of all the Debt Securities of such series, together with any accrued interest, to be due and payable immediately. If an Event of Default under clause (f) above shall have occurred and be continuing, then the principal of all the Debt Securities of such series, together with any accrued interest, will be due and payable immediately without any declaration or other act on the part of the Trustee or any Holder of Debt Securities of such series. Upon certain conditions such declaration (including a declaration caused by a default in the payment of principal or interest, the payment for which has subsequently been provided) may be annulled by the Holders of a majority in principal amount of the Debt Securities of a series. In addition, past defaults may be waived by the Holders of a majority in principal amount of the Debt Securities of such series, except a default in the payment of principal of (or premium, if any, on) or interest on any Debt Securities of a series or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the approval of the Holder of each Debt Security of a series (Sections 5.02 and 5.13).

  The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Holders of Debt Securities issued thereunder before proceeding to exercise any right or power under the Indenture at the request of the Holders of such Debt Securities (Section 6.03). The Indenture also provides that the Holders of a majority in principal amount of the Outstanding Securities of all series issued thereunder and affected (each series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series (Section 5.12).

  The Indenture contains a covenant that the Company will annually file with the Trustee a certificate as to the absence of any default or specifying any default that exists (Section 10.10).

Assumption by the Company

  The Company may, at its option, assume the obligations of any Subsidiary Issuer as obligor under any series of Debt Securities, provided that:

    (a) the Company shall expressly assume such obligations in an assumption agreement or supplemental indenture duly executed and delivered to the Trustee in form reasonably satisfactory to the Trustee;

    (b) immediately after giving effect to such assumption, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

    (c) the Company shall expressly agree in an assumption agreement or supplemental indenture to immediately indemnify (pursuant to the procedure described below under "--Indemnification Procedure") the Holder of each Debt Security against (i) any tax, assesment or governmental charge imposed on such Holder or required to be withheld or deducted from any payment to such Holder (including any governmental charge or withholding tax attributable to the Company's indemnifying such Holder) as a consequence of such assumption, and (ii) any costs or expenses of such assumption (except that if the Company delivers an opinion of an independent counsel or a tax consultant of recognized standing that the Holders will not recognize income, gain or loss for United States federal income tax purposes as a result of such assumption, a Holder will have such rights to indemnification only if and when gain for United States federal income tax purposes is actually imposed on such Holder).

  Upon any such assumption, the Company shall succeed to, and be substituted for, and may exercise every right and power of, the applicable Subsidiary Issuer under such series of Debt Securities and the Indenture with the same effect as if the Company had been the Issuer thereof, and the applicable Subsidiary shall be released from its liability as obligor under such series of Debt Securities.

  See "Taxation--United States Income Tax Considerations--Taxation of Dispositions" for a discussion of certain potential United States federal income tax consequences of an assumption of the Debt Securities pursuant to this provision.

Indemnification Procedure

  If a transaction described above under "--Merger and Consolidation" or "-- Assumption by the Company" (an "Indemnifiable Transaction") should constitute a taxable event for United States federal income tax purposes, the Company or any Person, as the case may be, must indemnify a Holder of a Debt Security against any tax, assessment or governmental charge imposed on such Holder or required to be withheld or deducted from any payment to such Holder (including any governmental charge or withholding attributable to an indemnification payment made by or on behalf of the Company or any

Person) and any other tax costs or tax expenses attributable to such Indemnifiable Transaction. In satisfying such indemnification obligation, the Company or any such Person, as the case may be, shall comply with the following indemnification procedures.

  Unless the Company or any such Person, as the case may be, delivers to the Trustee by the date of an Indemnifiable Transaction an opinion of an independent counsel or a tax consultant of recognized standing to the effect that such Indemnifiable Transaction will not be a taxable event for United States federal income tax purposes, the Company or any such Person, as the case may be, shall send to each Holder on or prior to the date of such Indemnifiable Transaction (a) notification explaining the United States federal income tax consequences to each such Holder of such Indemnifiable Transaction and (b) an indemnification claim form requesting (i) information concerning each such Holder's tax basis and holding period in a Debt Security,
(ii) a statement that the Holder is not an entity that is exempt from United States federal income tax as described in Section 501 of the Code, and (iii) setting forth the address to which each such Holder must remit such form. If the Company or any such Person delivers such an opinion, each Holder will have the indemnification rights described herein only if and when gain for United States federal income tax purposes is actually imposed on such Holder.

  When the Company or any Person, as the case may be, receives from a Holder an indemnification claim form, the Company or such Person, as the case may be, shall within 15 business days remit to such Holder a certified check in an amount equal to the sum of (a) the product of any gain recognized as a result of the Indemnifiable Transaction and the highest marginal tax rate in effect at the time of such Indemnifiable Transaction (the "Indemnification Amount"), and (b) the product of the Indemnification Amount and such tax rate. For these purposes, a Holder's gain shall equal the amount by which the fair market value of a Debt Security at the time of such Indemnifiable Transaction exceeds such Holder's adjusted tax basis in such Debt Security.

Satisfaction and Discharge

  The Indenture will cease to be of further effect (except as to, among other things, surviving rights of registration of transfer or exchange of Debt Securities, as expressly provided for in the Indenture) as to all Debt Securities when: (a) either (i) all Debt Securities theretofore authenticated and delivered (except, among other things, lost, stolen or destroyed Debt Securities that have been replaced or paid) have been delivered to the Trustee for cancellation or (ii) with respect to all Debt Securities not theretofore delivered to the Trustee for cancellation, the applicable Issuer or the Guarantor has deposited or caused to be deposited with the Trustee funds or Government Obligations, or any combination thereof, in an amount sufficient to pay and discharge the entire indebtedness on the Debt Securities not theretofore delivered to the Trustee for cancellation, for unpaid principal and interest to maturity; (b) the applicable Issuer or the Guarantor has paid all other sums payable by it under the Indenture; (c) the applicable Issuer or the Guarantor has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent under the Indenture to the satisfaction and discharge of the Indenture have been complied with; and (d) the applicable Issuer or the Guarantor has delivered to the Trustee an Opinion of Counsel stating that the Holders of the Debt Securities of all series will not recognize gain or loss for United States federal income tax purposes or be subject to any taxes or recognize gain or loss for income tax purposes in the jurisdictions in which the Issuer is organized, resident or carries on business as a result of the exercise of such option and will be subject to United States federal income tax and income taxes, capital and other taxes, including withholding taxes in such jurisdiction on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred (Article IV).

Covenant Defeasance

  Unless the terms of the Debt Securities of any series otherwise provide, the applicable Issuer need not comply with certain restrictive covenants of the Indenture (including those described under

"--Certain Covenants of the Company and the Subsidiary Issuers" above) if: (a) the applicable Issuer or the Guarantor deposits in trust with the Trustee money or Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms, will provide money, in an amount determined in accordance with the Indenture sufficient to pay all the principal of (and premium, if any, on) and interest on the Debt Securities of such series when due; (b) such deposit will not result in a violation or breach of, or constitute a default under, the Indenture or any other agreement or instrument by which the applicable Issuer or the Guarantor is bound; (c) no Event of Default, or event which with the giving of notice or lapse of time, or both, would become an Event of Default, shall have occurred or be continuing on the date of such deposit or, in the case of an Event of Default , or event which with the giving of notice or lapse of time, or both, would become an Event of Default, by reason of bankruptcy, insolvency or reorganization of the applicable Issuer or the Guarantor, on the 91st day after such date; (d) the applicable Issuer or the Guarantor has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent to defeasance have been satisfied; and (e) the applicable Issuer or the Guarantor has delivered to the Trustee an Opinion of Counsel stating that the Holders of the Debt Securities of such series will not recognize gain or loss for United States federal income tax purposes or be subject to any taxes or recognize gain or loss for income tax purposes in the jurisdictions in which the Issuer is organized, resident or carries on business as a result of the exercise of such option and will be subject to U.S. federal income tax and income taxes, capital and other taxes, including withholding taxes in such jurisdiction on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (Section 10.12).

Modification and Waiver

  Modifications and amendments of the Indenture may be made by the applicable Issuer, the Guarantor and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of each series of Outstanding Debt Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest on, any Debt Security, or change the obligation of the Issuer to pay any Additional Amounts thereon, or reduce the principal amount thereof, the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the principal amount of a Discounted Security or any other Debt Security that would be due and payable upon its maturity, or change any Place of Payment where, or the coin or currency in which, any Debt Security or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the stated maturity thereof; (b) reduce the percentage in principal amount of Outstanding Debt Securities of a series necessary to waive compliance with certain provisions of the Indenture or to waive certain defaults; or (c) modify any of the provisions relating to supplemental indentures requiring the consent of Holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of Outstanding Debt Securities of a series required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Debt Security (Section 9.02).

Concerning the Trustee

  The Company maintains banking relationships in the ordinary course of its business with The Bank of New York. The Bank of New York is a participating lender pursuant to one of the two credit facilities maintained by the Company.

Service of Process

  The Indenture provides that the Company and each Subsidiary Issuer will irrevocably appoint CT Corporation System, 1633 Broadway, New York, New York 10019, as its agent for service of process in any suit, action or proceeding with respect to such Indenture or the Debt Securities issued thereunder and for actions brought under the Federal or state securities laws brought in any Federal or state court located in New York City, and submit to such jurisdiction.

Governing Law

  The Indenture, the Debt Securities and the Guarantees will be governed by and construed in accordance with the laws of the State of New York, but without regard to the principles of conflicts of laws thereof, except as may otherwise be required by mandatory provisions of law and except that all matters governing the authorization and execution of the Indenture and Debt Securities by each Subsidiary Issuer will be governed by and construed in accordance with the laws of the jurisdiction of incorporation of such Subsidiary Issuer.

Limitations Affecting Security Holders

 Crown Cork & Seal Finance PLC

  Neither U.K. company law nor Crown Cork & Seal Finance PLC's organizational documents presently impose any restriction on the ability of non-U.K. holders to hold or vote the Debt Securities.

 Crown Cork & Seal Finance S.A.

  Under current French exchange control regulations, there are no limitations on the payments that may be remitted by Crown Cork & Seal Finance S.A. to residents of the U.S. Laws and regulations concerning foreign exchange controls do require, however, that certain payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary bank. All credit establishments in France, including all registered banks, are accredited intermediaries.

  Neither French law nor Crown Cork & Seal Finance S.A.'s charter (statuts) presently imposes any restriction on the ability of non-French holders to hold or vote the Debt Securities.

                                   TAXATION

General

  The following is a summary of certain United States federal income, United Kingdom and French tax matters. The summary describes the principal United States federal income, United Kingdom and French tax consequences of the acquisition, ownership and disposition of Debt Securities by US Holders, who hold the Debt Securities as capital assets and whose functional currency is the United States Dollar. For purposes of this summary, a "US Holder" is any initial purchaser of the Debt Securities that purchases such securities at their issue price pursuant to this offering and is (a) a citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the law of the United States or any political subdivision thereof, or (c) an estate or trust the income of which is includible in gross income for United States federal income tax purposes regardless of source. This summary does not address all aspects of United States federal income, United Kingdom or French taxes that may be relevant to an investment in the Debt Securities, nor does it address the United States, United Kingdom or French tax treatment applicable to any particular category of investors, including dealers in securities, banks, insurance companies, and tax exempt organizations.

  The statements below regarding United States federal income, United Kingdom and French tax consequences are based upon current United States federal income, United Kingdom and French tax legislation, case law, and practices as of the date of this Prospectus, which may change. Tax consequences different from those discussed below could then result.

  The statements below regarding United States tax consequences are based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code") and regulations, rulings and judicial decisions thereunder as of the date of this Prospectus. Such authorities may be repealed, revoked or modified, in which case tax consequences different from those discussed below could result.

  Persons considering the purchase, ownership or disposition of Debt Securities should consult their own tax advisors concerning the United States federal income, United Kingdom and French tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

United States Income Tax Considerations

  Taxation of Interest--The Company as Issuer. The gross amount of interest paid or accrued in respect of the Debt Securities generally will be includible in the gross income, generally as ordinary income, of a US Holder. The US Holder will be required to take such interest into account on the date the interest is received or accrued in accordance with the US Holder's method of accounting for federal income tax purposes.

  Taxation of Interest--A Subsidiary Issuer as Issuer. The gross amount of interest (including Additional Amounts, if any, accrued or received in respect of the Debt Securities) generally will be includible in the gross income of a US Holder and such income generally will be treated as foreign source passive income for United States federal income tax purposes.

  Taxation of Dispositions. A US Holder that owns the Debt Securities as capital assets will recognize gain or loss for United States federal income tax purposes upon the sale or other disposition of the Debt Securities in an amount equal to the difference between the amount realized and the US Holder's tax basis in the Debt Securities. Gain or loss recognized by a US Holder on a sale or other disposition of the Debt Securities will be capital gain or loss and will be long-term capital gain or loss if the Debt Securities have been held for more than one year.

  A US Holder of a Debt Security may recognize gain or loss for U.S. federal income tax purposes equal to the difference between the fair market value of the Debt Security and such US Holder's adjusted tax basis in such Debt Security in the event that (a) the Company consolidates with or merges into any other Person or conveys, transfers or leases its properties and assets substantially as an entirety to any other Person, (b) the Company assumes the obligations of a Subsidiary Issuer under any series of Debt Securities or (c) a Subsidiary Issuer consolidates or merges into any other Person or conveys, transfers or leases its properties and assets substantially as an entirety to any other Person. The Indenture provides that, where a US Holder (other than entities then exempt from taxation under Section 501 of the Code) recognizes gain for United States federal income tax purposes as a result of such a merger or assumption, any such Person (in the case of (b) or (c)) or the Company (in the case of (b)) shall indemnify such US Holder of a Debt Security in an amount equal to the sum of (i) the Indemnification Amount and (ii) the product of the Indemnification Amount and the highest marginal tax rate in effect at the time of such above-described transaction. For a description of the procedures by which a US Holder may exercise its indemnification rights, see "Description of Debt Securities and Guarantees--Indemnification Procedure" above.

  Original Issue Discount. The Debt Securities may be issued with original issue discount for United States federal income tax purposes. US Holders of the Debt Securities will be required to include original issue discount in gross income as it accrues, on a constant-yield basis, regardless of their method of accounting.

  The amount of the original issue discount in the Debt Securities will be the difference between the stated redemption price at maturity and the issue price of the Debt Securities. The "issue price" of the Debt Securities will be the price at which a substantial amount of the Debt Securities are sold to the public for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers).

  The "stated redemption price" at maturity of a debt instrument is the total of all payments to be made on the instrument other than payments of qualified stated interest. "Qualified stated interest" includes only interest that is unconditionally payable in cash or property (other than debt instruments of the Issuer) at least annually at a single fixed rate that appropriately takes into account the length of the interval between payments.

  Holders of the Debt Securities must include in gross income, as interest, the daily portions of original issue discount for each day during the taxable year on which the Debt Securities were held. The daily portions of the original issue discount will be determined by allocating to each day in each accrual period the ratable portion of the original issue discount allocable to that period. (The accrual periods may be of any length and may vary in length over the term of a debt instrument, provided that each accrual period is no longer than one year, and each scheduled payment of interest or principal occurs on either the final day or the first day of an accrual period.) The original issue discount allocable to an accrual period will equal the product of the adjusted issue price of the Debt Securities at the beginning of the accrual period and the Debt Securities' yield to maturity. The adjusted issue price of the Debt Securities at the start of any accrual period will be the issue price of the Debt Securities, increased by the amount of the original issue discount that has accrued in all previous accrual periods and decreased by the amount of any payments previously made on the Debt Securities and any payment made on the first day of the current accrual period. Because the US Holders of the Debt Securities will include original issue discount in income as it accrues, actual payments of cash interest (other than qualified stated interest) on the Debt Securities will not trigger any additional interest income to the holders.

  Information Reporting and Backup Withholding. The Issuer will provide annual information statements to the US Holders of the Debt Securities and information returns to the United States Internal Revenue Service (the "IRS") regarding the amount of original issue discount, if any, that accrued on the Debt Securities during the year.

  The Issuer, its paying agent, or other withholding agent may be required to withhold and remit to the IRS 31% of the interest payments on the Debt Securities if the IRS notifies the Issuer, its paying agent, or other withholding agent that the US Holder thereof is subject to backup withholding or if such US Holder fails to provide a taxpayer identification number, provides an obviously incorrect taxpayer identification number, fails to certify that such Holder is not subject to backup withholding, or otherwise fails to comply with applicable requirements of the backup withholding rules. Certain Holders (including, among others, corporations) are not subject to these backup withholding rules. Any amount paid as backup withholding would be creditable against the US Holder's United States federal income tax liability.

United Kingdom Tax Considerations

  Payments on the Debt Securities. Payments of interest to a US Holder of a Debt Security will not be subject to United Kingdom withholding taxes provided that the Debt Security is, as anticipated, and continues to be, listed on a recognized stock exchange and remains in bearer form and the payments are, as anticipated, and continue to be, (a) made by or through a person who is not in the United Kingdom, (b) made by or through a person in the United Kingdom and the Debt Security is held in a recognized clearing system (including DTC, Euroclear and Cedel) or (c) made by or through a person in the United Kingdom and a person who is not resident in the United Kingdom beneficially owns the Debt Security and is beneficially entitled to the interest. A declaration in a prescribed form must be made by the depositary of the recognized clearing system for (b) above to apply or by the non-resident beneficial owner or a paying agent for (c) above to apply.

  Payments of interest to a US Holder of an interest in a Debt Security that is not described in the preceding paragraph will be subject to United Kingdom withholding taxes at a rate currently of 20%. Such a US Holder may be entitled to receive Additional Amounts for any United Kingdom tax that is required to be withheld with respect to any such Debt Security. See "Description of Debt Securities and Guarantees--Payment of Additional Amounts." Recipients of Additional Amounts who are US Holders should generally be entitled to claim a refund of any such United Kingdom withholding tax pursuant to the United States/United Kingdom Double Taxation Convention (the "Income Tax Treaty"). However, it is possible that a US Holder may have difficulty in establishing his claim to a refund, in which case such claim may be denied by the United Kingdom Inland Revenue.

  Where a United Kingdom person acts as a collecting agent, i.e., either (a) acts as custodian of the Debt Securities and receives interest on the Debt Securities, or directs that interest on the Debt Securities be paid to another person, or consents to such payment or (b) collects or secures payment of, or receives interest on, the Debt Securities for a Holder (except by means of clearing a check or arranging for the clearing of a check), the collecting agent will be required to withhold on account of United Kingdom income tax at the rate currently 20% unless the person beneficially entitled to the interest and the related Debt Security is either not resident in the United Kingdom or is specified by regulations or another exemption applies. In the case of the Debt Securities, the collecting agent will not be a United Kingdom person.

  If the interest payable on the Debt Securities is not subject to United Kingdom withholding tax, then interest on the Debt Securities will not be chargeable to United Kingdom tax in the hands of a US Holder or any other beneficial owner who is not resident in the United Kingdom unless such owner carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest on the Debt Securities is attributable. There are certain exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

  Original Issue Discount. Debt Securities in respect of which the amount payable on redemption exceeds or could exceed the issue price may constitute "relevant discounted securities" for United

Kingdom tax purposes. In such a case a holder may be liable for United Kingdom income tax or corporation tax on any profit or gain arising on a transfer or redemption of such Debt Securities. For these purposes, transfer means transfer by a sale, exchange, gift or otherwise including a deemed transfer on the death of a holder. However, a US Holder or any other beneficial owner who is not resident in the United Kingdom will not be liable for United Kingdom tax on the discount, whether by way of withholding or otherwise, unless such US Holder or owner carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the discount on the Debt Securities is attributable.

  Sale or Disposition of Debt Securities. A US Holder will not be subject to United Kingdom tax (including withholding tax) on the sale or disposition of a Debt Security, unless the Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and the Debt Securities are or have been held or acquired for the purpose of such trade, profession or vocation of such branch or agency.

  Transfer Taxes. No United Kingdom stamp duty or stamp duty reserve tax will be payable on the acquisition or transfer of, or agreement to transfer an interest, in a Debt Security.

French Tax Considerations

  Because the Debt Securities are "obligations" within the meaning of Article 284 of the French company law of July 24, 1966, all payments made on the Debt Securities to Holders which are not domiciled in or a resident of or do not have a permanent establishment in or otherwise have a personal or business connection with the Republic of France will be made free and clear of, and without withholding or deduction for, any present or future tax, duty, assessment or other governmental charge of whatever nature imposed, levied, collected or withheld thereon by or on behalf of the Republic of France or any political subdivision or taxing authority thereof or therein, unless such withholding or deduction is required by French law. See "Description of Debt Securities and Guarantees--Payment of Additional Amounts" and "Description of Debt Securities and Guarantees--Redemption for Taxation Reasons." Currently, the Debt Securities will be entitled to the special tax treatment provided by
Article 131--quarter of the French General Tax Code and, accordingly, under existing French law, neither the Company, any Subsidiary Issuer, nor any paying agent will be obligated to deduct or withhold for or on account of any French taxes in respect of any payments on the Debt Securities. If as a result of a change in French law, deduction or withholding with respect to a payment of interest or principal on the Debt Securities is required, current French law would not permit the payment of Additional Amounts by a Subsidiary Issuer insofar as Article 1678 of the French General Tax Code would prohibit a Subsidiary Issuer from bearing any withholding or deduction for tax. In such case, the Company would be obligated to pay such Additional Amounts.

  In general, a US Holder will not be subject to French tax on any capital gain derived from the redemption, sale or exchange of the Debt Securities, provided that the US Holder is not domiciled in or a resident of or does not have a permanent establishment in or otherwise have a personal or business connection with the Republic of France.

Certain Pennsylvania Taxes

  Debt Securities held by or for certain persons, principally individuals and partnerships resident in Pennsylvania, are subject to the Pennsylvania Corporate Loans Tax, the annual rate of which is currently $4 per $1,000 principal amount of the debt, and this tax will be withheld by the Company from interest paid to such persons. Persons resident in Pennsylvania holding Debt Securities for the benefit of nonresidents should consult their tax advisors regarding the applicability of the Pennsylvania Corporate Loans Tax.

  As a result of the payment of the Corporate Loans Tax, the Debt Securities will not be subject to any existing Pennsylvania (County) personal property taxes.

                             PLAN OF DISTRIBUTION

  The Company or any Subsidiary Issuer may sell the Debt Securities (a) through underwriters or dealers; (b) through agents; (c) directly to one or more institutional purchasers; or (d) through a combination of any such methods of sale. The Prospectus Supplement with respect to the Debt Securities offered thereby will set forth the terms of the offering of such Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Debt Securities and the proceeds to the Company or the applicable Subsidiary Issuer from such sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers and any securities exchanges on which such Debt Securities may be listed. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

  If underwriters or dealers are used in the sale, the Debt Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Debt Securities offered by the Prospectus Supplement relating to such series if any are purchased. Any initial public offering and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The Debt Securities may be sold directly by the Company or any Subsidiary Issuer or through agents designated by the Company or a Subsidiary Issuer from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company or a Subsidiary Issuer to such agent (or the method by which such commissions can be determined) will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, the Company or a Subsidiary Issuer will authorize underwriters, dealers or other persons acting as the Company's or the Subsidiary Issuer's agents to solicit offers by certain specified institutions to purchase Debt Securities from the Company or the Subsidiary Issuer at the public offering price set forth in the Prospectus Supplement pursuant to contracts providing for payment and delivery on a specified date in the future. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by the Company or the Subsidiary Issuer. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that such purchase shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject. The Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

  Each underwriter, dealer and agent participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer

Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities. Each of the Company, the Subsidiary Issuers and any underwriter, dealer or agent participating in the distribution of any Debt Securities will not publicly offer or sell, directly or indirectly, any Debt Securities in the Republic of France or to any resident in the Republic of France and will not publicly circulate or distribute any offering or placement material in the Republic of France or to any resident of the Republic of France.

  Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company with respect to payments they may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

  Each series of Debt Securities will be a new issue of securities with no established trading market. In the event that Debt Securities of a series offered hereunder are not listed on a national securities exchange, certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities.

                                 LEGAL MATTERS

  The validity of the Debt Securities and Guarantees offered by the Company hereby will be passed upon for the Company by Dechert Price & Rhoads, Philadelphia, Pennsylvania. The validity of the Debt Securities offered hereby by Crown Cork & Seal Finance PLC will be passed upon for the Company by Titmuss Sainer Dechert, London, England and Dechert Price & Rhoads. The validity of the Debt Securities offered hereby by Crown Cork & Seal Finance S.A. will be passed upon for the Company by Jeantet & Associes, Paris, France and Dechert Price & Rhoads. Certain other legal matters in connection with the offerings contemplated herein will be passed upon for the Company by Richard
L. Krzyzanowski, Executive Vice President, Secretary and General Counsel for the Company, and Dechert Price & Rhoads. Certain legal matters in connection with the offerings contemplated herein are being passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York. Mr. Krzyzanowski is a director of the Company and, as of March 1, 1996, beneficially owned 0.108% of the outstanding shares of Common Stock. Chester C. Hilinski, of counsel to Dechert Price & Rhoads, is a director of the Company and, as of March 1, 1996, beneficially owned 0.013% of the outstanding shares of Common Stock.

                                    EXPERTS

  The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The audited financial statements of CarnaudMetalbox as of December 31, 1994 and 1993 and for each of the two years ending on December 31, 1994 and 1993 included in the Company's Current Report on Form 8-K filed on March 1, 1996, as amended, incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants, and Befec-Price Waterhouse and Claude Chevalier, statutory auditors, given on the authority of said firms as experts in auditing and accounting. The audited financial statements of CarnaudMetalbox as of December 31, 1995 and for the year ended December 31, 1995 included in such Current Report on Form 8-K have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants, and Befec-Price Waterhouse and Salustro Reydel, statutory auditors, given on the authority of said firms as experts in auditing and accounting.

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                                  $300,000,000

                        Crown Cork & Seal Company, Inc.

                                % Notes due 2002

LOGO CCSP10 APPEARS HERE

                                   --------

                             PROSPECTUS SUPPLEMENT

                                       , 1999

                             (Including Prospectus
                            dated December 12, 1996)

                                   --------

                              Salomon Smith Barney
                             Chase Securities Inc.
                               J.P. Morgan & Co.
                         Banc of America Securities LLC
                              Goldman, Sachs & Co.

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